Exhibit 99.3

March 26, 2013

ATLANTIC COAST FINANCIAL CORPORATION
10151 Deerwood Park Boulevard
Building 200, Suite 100
Jacksonville, Florida 32256

Attention:                      Board of Directors

Gentlemen:

We are writing to you to express our serious concerns regarding the proposed merger with Bond Street Holdings.  I am writing this letter on behalf of myself and my fellow director Bhanu Choudhrie.  As you know, in addition to our service as directors of ACFC, we are also significant ACFC stockholders and are writing this letter to you in that capacity.  As of this date, we collectively own approximately 6.6% of ACFC’s voting common stock (177,072 shares).  We do not believe that the terms agreed to by the ACFC Board of Directors, including the price being offered, are fair to or in the best interest of ACFC’s stockholders.  We also do not believe that the process the Board followed in considering and approving the merger was adequate.  We believe that a recapitalized ACFC will provide much better value to ACFC’s stockholders and that changes in Board membership and implementing other initiatives we and others have proposed over the past year will provide ACFC stockholders with much better options in the future, either through a sale on better terms than Bond Street is offering or as an independent public company.

As you know, we opposed the proposed Bond Street transaction in our capacity as directors.  As stockholders, we also oppose the transaction and we intend to vote our ACFC shares against the proposal when it is brought to an ACFC stockholder vote.  Below we provide additional detail regarding our key concerns with the Bond Street terms and the Board’s process in approving the proposed Bond Street transaction.  We urge you to reconsider the Bond Street transaction or seek a much higher and fair price, or fully consider and pursue our recapitalization proposal and move forward with calling and holding the 2013 Annual Meeting so that ACFC can elect new directors and create value for stockholders.

As an initial matter, we take issue with ACFC’s public characterization that the price being offered by Bond Street represents any “premium” to ACFC’s pre-announcement trading price and any enhanced value for ACFC stockholders.  This is not a $5 per share deal.  Only the $3 payment is guaranteed, so fully 40% of the consideration payable to ACFC stockholders is contingent consideration.  And the contingency is not related to any earnout or similar situation where there is risk-sharing between buyer and seller may be understandable.  Here , the additional $2 is being held back to provide indemnity for ACFC stockholder claims – claims that you knew or should have known were likely, particularly given the low price being offered when compared with the $16.96 book value per share and the $10.00 per share paid by many current ACFC stockholders in the 2010 offering.  Under these circumstances, using anything but the $3 guaranteed payment to assess the fairness of the consideration is inappropriate, and at the time the merger agreement was approved by the Board, the $3 guaranteed payment actually represented over a 10% discount to the 10-day average trading price of $3.36 cited in the company’s press releases.

The $2 holdback for stockholder claims is of great concern to us, as we believe it is likely to have a coercive effect on ACFC stockholders.  We believe that this is not a common term in public company M&A transactions generally and it seems to us to be particularly inappropriate under the current circumstances, where ACFC stockholders will have no right to dissent from the merger and seek judicial appraisal of the value of their ACFC shares if they are dissatisfied with the price being offered.  In the absence of appraisal rights, objecting ACFC stockholders have only one avenue of redress – filing suit against the company.  But a holdback like this that is specifically designed to apply if an ACFC stockholder sues creates an impossible dilemma for stockholders, because any claims they might bring could adversely impact the consideration they ultimately receive, as the costs, expenses and other “losses” incurred by ACFC or Bond Street are charged against the $2 holdback.  In a worst-case scenario, stockholders would pay twice as a result of legitimately exercising their legal rights – first, for their own legal fees to bring an action against ACFC and, second, by indemnifying Bond Street through a reduction in  the $2 per share holdback for ACFC’s and Bond Street’s costs, expenses and other “losses.”  The effect is that stockholders can be penalized for exercising their legal rights, and we believe the clear intent of this provision is to coerce them into accepting the Bond Street terms without complaint.

The Board’s process in approving the $2 holdback is particularly troubling to us.  This is an essential part of the transaction – as it makes fully 40% of the consideration payable to ACFC stockholders contingent – yet none of the material terms of the holdback were finalized at the time the Board approved the Merger.  All of those terms are apparently going to be included in an escrow agreement at some point, but that agreement was not considered or approved by the Board when the Board approved the merger because that agreement did not yet exist.  How could the Board be fully-informed as to the potential consequences of the holdback when it made its determination that the transaction was in the best interests of ACFC’s stockholders if the material terms of that holdback had not yet been negotiated and finalized?  The only information considered by the Board consisted of a “Summary Terms of Escrow Agreement” that is attached to the merger agreement.  Did the Board realize how the remarkably broad concept of “losses” described in that summary would be carried over to a definitive agreement?

We also believe that the Bond Street-favorable deal protection provisions effectively preclude other potential acquisition partners from submitting alternative proposals and could fundamentally hinder any possible recapitalization of ACFC.  In particular, we are troubled by the $650,000 termination fee payable by ACFC to Bond Street in the event ACFC pursues any significant alternative transaction.  This fee is equal to approximately 8.25% of the guaranteed $3 consideration payable to ACFC stockholders, which we believe is much higher than typical termination fees.  In addition, we are concerned with the 25% “change of control” threshold that triggers the obligation to pay Bond Street, which could impact any capital-raising effort in the event ACFC stockholders choose not to approve the Bond Street merger and the company, by necessity, sells additional equity.  In our opinion, the fairness opinion provided by Stifel is totally inadequate.  You are aware that Bond Street’s Chairman Dan Healy was also a board member of a company Stifel was acquiring.  They should have resigned from this engagement due to an obvious appearance of conflict.  The ACFC Board has, in essence, given an option to Bond Street for a very attractive acquisition of ACFC and even found a way to potentially pay Bond Street for this option through the inclusion of the break up fee.

We also believe that the company’s assertions that the Board and the Strategic Alternatives Committee adequately considered alternative courses and, in particular, a recapitalization involving a rights offering do not satisfactorily represent the Board’s and Committee’s process.  Rather than continue any dialogue regarding a recapitalization, the Board refused to give any real consideration to any alternative other than Bond Street  and, in our view, hurriedly approved and signed the merger agreement after receiving our proposal regarding changes to the Board and our public statements regarding our recommended actions  toward increasing stockholder value.

As we indicated in our prior letter to the Board, we believe ACFC can be made profitable over the next few quarters, credit can be expected to experience continued, gradual improvement, risks can be effectively managed, capital can be raised at market price, some or possibly all of the Deferred Tax Asset can be realized over a period of time and stockholder value can be created either thru a sale at a future date at a reasonable price or the company can continue to operate independently and grow in the Jacksonville area. We do not believe the Bond Street transaction, as announced, is in the best interests of ACFC stockholders and expect that stockholders will not approve the proposal.  The lawsuit already filed regarding the transaction is indicative of stockholder dissatisfaction with the merger.  We call upon the entire Board to take immediate action to consider other alternatives, including the recapitalization plan we have previously discussed with the Board, and avoid further delays and costs the company will incur for a transaction that we believe will not be completed.  Also, the Board should immediately move forward in calling the 2013 annual shareholder meeting of ACFC so the stockholders can elect new directors and move forward with intensity to create substantial value for all stockholders.  We hope that you will recognize that we only want to achieve what is the best for ACFC and its stockholders.

Sincerely,

/s/ Jay S. Sidhu

Jay S. Sidhu

Cc: Bhanu Choudhrie